:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-51401

CUSIP NUMBER N/A

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Federal Home Loan Bank of Chicago
Full Name of Registrant

Former Name if Applicable

111 East Wacker Drive
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60601
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Federal Home Loan Bank of Chicago (the “Bank”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “First Quarter 10-Q”), to be filed pursuant to the Securities Exchange Act of 1934, by May 15, 2009, the original due date, as the Bank has not been able to complete its assessment for other-than-temporary-impairment of certain of its private-label mortgage-backed securities (“MBS”) and consequently has been unable to finalize its financial statements.

On April 28, 2009 and May 7, 2009, our regulator the Federal Housing Finance Agency (“Finance Agency”) provided us and the other 11 Federal Home Loan Banks (“FHLBanks”) with guidance on the process for determining other-than-temporary impairment (“OTTI”) with respect to our holdings of private-label MBS. The goal of the guidance is to promote consistency in the determination of OTTI for private-label MBS among all FHLBanks based upon the understanding that investors in the consolidated debt of the FHLBanks can better understand and utilize the information in the combined financial reports if it is prepared on a consistent basis. Recognizing that many of the FHLBanks desired to early adopt Financial Accounting Standards Board (“FSB”) Staff Position (“FSP”) FAS 115-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2”), the guidance also requires that all FHLBanks early adopt FSP FAS 115-2 in order to achieve consistency among the 12 FHLBanks and to follow certain guidelines for determining OTTI.

Under the guidance, each FHLBank continues to identify private-label MBS it holds that should be subject to a cash flow analysis consistent with generally accepted accounting principles (“GAAP”) and other regulatory guidance. To effect consistency in the cash flow analysis by ensuring the use of consistent key modeling assumptions, the Finance Agency guidance requires that for the first quarter of 2009 the Federal Home Loan Bank of San Francisco (“FHLBank of San Francisco”) provide the other 11 FHLBanks with assumptions to be used by all FHLBanks for purposes of producing cash flow analyses used in analyzing credit losses and determining OTTI for residential private-label MBS other than subprime, monoline insured and home equity private-label MBS. The guidance requires the FHLBank of San Francisco to determine the FHLBank System-wide modeling assumptions based upon the guidance in FSP FAS 115-2 and after consulting the other FHLBanks and the Finance Agency. The related financial statement accounting and disclosures will be subject to the external auditor’s overall procedures regarding unaudited quarterly financial statements. The Bank is responsible for determining the reasonableness of the assumptions used in its cash flow analysis.

With respect to subprime private-label MBS, the guidance provides that for the first quarter of 2009 that the OTTI analysis be run on a common platform. Consistent with that provision, FHLBanks with sub-prime private-label MBS have selected the Bank’s platform.

In addition to using the modeling assumptions provided by the FHLBank of San Francisco, the guidance requires for the first quarter of 2009 that each FHLBank conduct its own OTTI analysis utilizing a specified third party risk model and a specified third party detailed underlying loan performance data source. The guidance provides that an FHLBank may use the assumptions provided by the FHLBank of San Francisco in an alternative risk model with alternative loan performance data if certain conditions are met. An FHLBank that does not have access to the required risk model and loan performance data sources or does not meet the conditions for using an alternative risk model is required under the guidance to engage another FHLBank to perform the cash flow analysis underlying its OTTI determination.

Therefore, in accordance with the guidance and to achieve consistency among the FHLBanks, the Bank will complete its OTTI analysis utilizing the risk model and loan performance data source specified in the Finance Agency guidance as well as the key modeling assumptions provided by the FHLBank of San Francisco and those that the Bank developed for sub-prime private-label MBS. Depending on the types and numbers of certain securities owned by each FHLBank, the degree of change in the FHLBank’s prior OTTI determination process, the level of assistance required from FHLBank of San Francisco, the Bank or other contracted FHLBank, and the implementation of appropriate internal controls for the information obtained from the contracted FHLBank, an FHLBank may be delayed in filing its Form 10-Q. Because the Bank is in the process of significantly modifying its determination process for OTTI to achieve consistency with the other FHLBanks, including the implementation of internal controls for the receipt of key modeling assumptions from FHLBank of San Francisco, the Bank will not be able to file its First Quarter 10-Q by the due date of May 15, 2009 without unreasonable effort or expense. The Bank expects to file the First Quarter 10-Q on or before May 20, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Roger Lundstrom	312	565-5700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the ongoing assessment described in Part III of this notification, the Bank has not finalized its financial statements for the quarter ended March 31, 2009. However, the Bank estimates that it will have a net loss for the quarter of $39 million primarily related to the OTTI of certain private-label MBS for the quarter ended March 31, 2009 compared with a net loss of $78 million for the quarter ended March 31, 2008 as increases in net interest income are expected to be more than offset by additional write-downs on our private-label MBS portfolio and losses on our derivative and hedging activities. We also expect to report a decrease in total assets from $92.1 billion at December 31, 2008 to $83.8 billion at March 31, 2009, including a $6.9 billion decrease in outstanding advances from $38.1 billion at December 31, 2008 to $31.2 billion at March 31, 2009; and an increase in total retained earnings of $194 million (36%) to $734 million as a result of the recapture of previous period reductions in income due to OTTI write-downs, consistent with the revised FASB guidance.

It is possible that the Bank will determine that it will have additional losses arising from its OTTI assessment of certain of its private-label MBS for the Bank’s final quarterly results and any such charges would further increase the Bank’s net loss for the quarter ended March 31, 2009 and change the expected results presented in this Part IV. A reasonable estimate of any such additional charges cannot be made until the ongoing assessment described above is finalized, as described in Part III of this notification.

Forward-Looking Statements

This notification includes forward-looking statements based on the Bank’s expectations as of the date of this notification. The words “expects”, “will”, “it is possible”, and “estimate” are used in this notification to identify such forward-looking statements. The Bank cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in interest rates, prepayment speeds on mortgage assets and the risk factors set forth in the Bank’s periodic filings with the Securities and Exchange Commission, which are available on the Bank’s Web site at www.fhlbc.com. The Bank does not undertake to update any forward-looking statement herein or that may be made from time to time on behalf of the Bank.

Federal Home Loan Bank of Chicago
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2009	By	/s/ Roger Lundstrom
		Name:	Roger Lundstrom
		Title:	Executive Vice President, Financial Information and Chief Financial Officer
Name and Title

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).